EXHIBIT 99.1

January 10, 2019	News Release 19-02

Pretivm Initiates Inquiry Into Trading of Its Shares

Vancouver, British Columbia, January 10, 2019; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm” or the “Company”) reports that it has retained independent legal counsel to initiate an investigation of unusual trading activity in its shares.

About Pretivm

Pretivm is a low-cost intermediate gold producer with the high-grade underground Brucejack Mine in northern British Columbia.

For further information contact:

Joseph Ovsenek	Troy Shultz
President & CEO	Manager, Investor Relations &
Corporate Communications

Pretium Resources Inc.
Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street
PO Box 49334 Vancouver, BC V7X 1L4
(604) 558-1784
invest@pretivm.com

(SEDAR filings: Pretium Resources Inc.)